UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

RIVERVIEW FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

76940Q105

(CUSIP Number)

Castle Creek Capital Partners VI, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Castle Creek Capital Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,651,465 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,651,465 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,465 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1		NAME OF REPORTING PERSONS Castle Creek Capital VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC/AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,651,465 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,651,465 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,465 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.                   Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the voting common stock, no par value per share, of Riverview Financial Corporation (the “Company”).  The address of the principal executive office of the Company is 3901 North Front Street, Harrisburg, PA 17110.

Item 2.                   Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: (i) Castle Creek Capital Partners VI, LP, a Delaware limited partnership (“Fund VI”) and a private equity fund focused on investing in community banks throughout the United States of America; (ii) Castle Creek Capital VI LLC, a Delaware limited liability company (“CCC VI”), whose principal business is to serve as the sole general partner of, and manage, Fund VI.  The business address for each of the Reporting Persons is 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            N/A.

Item 3.                   Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On January 20, 2017, pursuant to a stock purchase agreement (the “SPA”) executed on January 17, 2017, by and among the Company, Fund VI and certain other investors party thereto, Fund VI purchased (i) 175,000 shares of the Company’s voting common stock, no par value (“Voting Common Stock”), and (ii) 1,348,809 shares of the Company’s Series A convertible perpetual preferred stock (“Series A Preferred Stock”, and such shares of Voting Common Stock and Series A Preferred Stock issued to Fund VI pursuant to the SPA, the “SPA Shares”), at a purchase price of $10.50 per SPA Share.  The aggregate purchase price paid by Fund VI for the SPA Shares was $15,999,994.50.

Effective as of the close of business on June 22, 2017, following the Company’s amendment to its Articles of Incorporation to authorize a class of non-voting common stock, no par value (the “Non-Voting Common Stock”), each share of Series A Preferred Stock was automatically converted into one share of Non-Voting Common Stock.

From November 2017 through February 2019, Fund VI also engaged in various open-market acquisitions of additional shares of Voting Common Stock, acquiring an aggregate of 127,656 shares of Voting Common Stock for an aggregate purchase price of approximately $1,619,661.  As a result, immediately prior to the exchange described in the subsequent paragraph, Fund VI held 302,656 shares of Voting Common Stock and 1,348,809 shares of Non-Voting Common Stock.

On April 15, 2020, Fund VI and the Company entered into an exchange agreement (the “Exchange Agreement”), pursuant to which Fund VI exchanged all 1,348,809 shares of the Non-Voting Common Stock held by Fund VI (the “Exchanged Shares”) into an equal number of shares of Voting Common Stock (the “New Shares”) on the terms and conditions set forth in the Exchange Agreement.  The Exchanged Shares constituted the sole source of consideration for the New Shares.  Following such exchange, Fund VI owns 1,651,465 shares of Voting Common Stock (the “Shares”).

The foregoing references to and descriptions of the SPA and the Exchange Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the SPA and the Exchange Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 4.                   Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund VI acquired the Shares in the ordinary course of business because of its belief that the Shares represent an attractive investment in accordance with its investment strategy.  Subject to the limitations imposed by the SPA, the Exchange Agreement and applicable federal and state securities laws, Fund VI may dispose of the Shares from time to time, subject to market conditions and other investment considerations, and may cause the Shares to be distributed in kind to investors.  To the extent permitted by the SPA, the Exchange Agreement and applicable bank regulatory limitations, Fund VI may directly or indirectly acquire additional shares of Voting Common Stock or associated rights or securities exercisable for or convertible into Voting Common Stock, depending upon an ongoing evaluation of its investment in the Voting Common Stock and securities exercisable for or convertible into Voting Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the SPA, the Exchange Agreement and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.

As further described in Item 6 below, pursuant to the SPA Fund VI has the right to appoint a representative of Fund VI to the Board.  As of the date hereof, Fund VI has not exercised its right to appoint a representative, although it reserves its right to do so in the future.

The foregoing references to and descriptions of the SPA and the Exchange Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA and the Exchange Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                   Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VI, LP	1,651,465	17.9%	0	1,651,465	0	1,651,465
Castle Creek Capital VI LLC (1)	1,651,465	17.9%	0	1,651,465	0	1,651,465

(1)           CCC VI disclaims beneficial ownership of the Voting Common Stock owned by Fund VI, except to the extent of its pecuniary interest therein.

(2)           This calculation is based on 9,226,468 shares of Voting Common Stock of the Company outstanding, which was calculated based on 7,877,659 shares of Voting Common Stock outstanding as of February 28, 2020, as reported by the Company in its Annual Report on Form 10-K filed with the SEC on March 16, 2020, and increased by the 1,348,809 shares of Voting Common Stock issued pursuant to the Exchange Agreement.

(c)

The information set forth in Item 3 and Item 5 is incorporated herein by reference. Except as set forth herein, none of the Reporting Persons had any transactions in the Voting Common Stock (or securities convertible into the Voting Common Stock) during the past 60 days.

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Voting Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

The following is a description of certain terms of the SPA and related transaction documents:

Representations and Warranties.  Pursuant to the SPA, the Company made customary representations and warranties to Fund VI relating to, among other things, the Company, its business, the issuance of the SPA Shares and authorization to enter into the transaction.  Fund VI also made customary representations and warranties to the Company regarding, among other things, Fund VI’s valid organization and authorization to enter into the transaction. The Company’s and Fund VI’s representations and warranties generally expired 24 months following the Closing Date (as defined in the SPA), with the exception of certain fundamental representations of the Company, which survive indefinitely, and certain representations regarding, tax, environmental and employee benefit matters, which survive for the applicable statute of limitations.

Transfer Restrictions.  Fund VI agreed not to sell or dispose of the SPA Shares unless doing so was in compliance with the Securities Act of 1933 (as amended, the “Securities Act”) and applicable state, federal or foreign securities laws.

Ownership Limitation and Avoidance of Control.  Upon execution of the SPA, Fund VI agreed that neither it nor its affiliates (for purposes of any banking regulation or law) shall be entitled to purchase shares of Voting Common Stock that would result in Fund VI and its affiliates collectively to be deemed to own, control or have the power to vote more than 4.9% of the Company’s issued and outstanding voting securities.  However, the SPA provided that, upon written notice from Fund VI to the Company, Fund VI may acquire such greater percentage as may be permitted following Fund VI’s receipt of regulatory non-objection under the Change in Bank Control Act of 1978, as amended, and the rules and regulations promulgated thereunder. Prior to execution of the Exchange Agreement, Fund VI received regulatory approvals or indication of no-objection from the Federal Reserve Bank of San Francisco and the Pennsylvania Department of Banking and Securities, which in each case permits Fund VI to acquire up to 24.99% of the Company’s voting securities, subject to compliance with certain conditions set forth in such regulatory approvals.  Following the receipt of the approvals and indication of no-objection described in the preceding sentence and the consummation of the transactions contemplated by the Exchange Agreement, Fund VI remains subject to the restriction in the SPA that Fund VI and its affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended) may not exceed 33.3% ownership of the Company’s total equity.

Indemnification.  The Company agreed to indemnify Fund VI, its controlling persons and each of their directors, officers, shareholders, members, partners, employees, agents, investment advisors and those with similar roles (each a  “Fund VI Party”) for losses and liabilities suffered or incurred as a result of (i) the Company’s breach of any of its representations, warranties, covenants or agreements in the SPA or any other transaction documents or (ii) any action instituted against a Fund VI Party in any capacity by any shareholder of the Company or other third party who is not an affiliate of such Fund VI Party.  The Company’s indemnification obligations are subject to the limitations set forth in the SPA (including the expiration of certain of the representations and warranties, as described above).

Board Representation.  Pursuant to a side letter agreement entered into between the Company and Fund VI on January 20, 2017 (the “Side Letter”), upon the written request of Fund VI the Company will cause a Fund VI designee reasonably acceptable to the Company (the “Board Representative”) to be elected or appointed to the Board and to the board of directors of Riverview Bank (the “Bank Board”), the Company’s subsidiary, in each case subject to satisfaction of legal and regulatory requirements and in each case as long as Fund VI owns the greater of (i) in the aggregate, 50% or more of the SPA Shares and (ii) in the aggregate, 5% or more of the Voting Common Stock, the Series A Preferred Stock and the Non-Voting Common Stock, taken as a whole, then outstanding.  If Fund VI has the right to a Board Representative but the Board Representative is not currently serving on the Board and the Bank Board, Fund VI may appoint a nonvoting, nonparticipating observer to the Board and the Bank Board (the “Board Observer”) to attend meetings of the Board and Bank Board (including any committee meetings which the Board Representative would have been permitted to attend).

Gross-Up Rights.  Pursuant to the Side Letter, for so long as Fund VI, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of Voting Common Stock, if the Company makes any public or nonpublic offering or sale of any equity (including Voting Common Stock, Series A Preferred Stock or Non-Voting Common Stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component, then, subject to certain exceptions, Fund VI will be entitled to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of new securities in the aggregate required to enable it to maintain its proportionate Voting Common Stock equivalent interest in the Company immediately prior to any such issuance of new securities. The Side Letter is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Registration Rights.  In connection with the SPA, the Company and Fund VI entered into a registration rights agreement, dated as of January 20, 2020 (the “Registration Rights Agreement”).  Pursuant to the terms of the Registration Rights Agreement, the Company granted Fund VI customary piggyback registration rights and shelf registration rights.  The Registration Rights Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

ERISA Matters.  Fund VI was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of January 20, 2017, by and between Fund VI and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle Fund VI to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter.  The Company also agreed to consider, in good faith, the recommendations of Fund VI or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.  The VCOC Letter Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The following is a description of certain terms of the Exchange Agreement:

Representations and Warranties.  Pursuant to the Exchange Agreement, the Company made customary representations and warranties to Fund VI relating to, among other things, the Company, the issuance of the New Shares and authorization to enter into the transaction.  Fund VI also made customary representations and warranties to the Company regarding, among other things, Fund VI’s valid organization and authorization to enter into the transaction. The Company’s and Fund VI’s representations and warranties survive the Closing indefinitely.

The foregoing references to and descriptions of the SPA, the Exchange Agreement, the Side Letter, the Registration Rights Agreement and the VCOC Letter Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, the Exchange Agreement, the Side Letter, the Registration Rights Agreement and the VCOC Letter Agreement, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 7.                   Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 20, 2020, by and between Castle Creek Capital Partners VI, LP and Castle Creek Capital VI LLC.
Exhibit 99.2

Stock Purchase Agreement, dated as of January 17, 2020, by and among Riverview Financial Corporation, Castle Creek Capital Partners VI, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Riverview Financial Corporation’s Current Report on Form 8-K filed on January 18, 2020).

Exhibit 99.3	Exchange Agreement, dated as of April 15, 2020, by and between Riverview Financial Corporation and Castle Creek Capital Partners VI, LP.
Exhibit 99.4	Side Letter, dated as of January 20, 2017, by and between Riverview Financial Corporation and Castle Creek Capital Partners VI, LP.
Exhibit 99.5

Registration Rights Agreement, dated as of January 20, 2017, by and among Riverview Financial Corporation, Castle Creek Capital Partners VI, LP and certain other investors identified on the signature pages thereto.

Exhibit 99.6	VCOC Letter Agreement, dated as of January 20, 2017, by and between Riverview Financial Corporation and Castle Creek Capital Partners VI, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VI LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D (RIVERVIEW FINANCIAL CORPORATION)